United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑            Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐            No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐            No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale acquires additional stake in Vale Fertilizantes
Rio de Janeiro, September 29, 2010 — Vale S.A. (Vale) announces that it concluded the acquisition from The Mosaic Company (Mosaic) of an additional stake of 20.27% in the equity capital of Vale Fertilizantes S.A. (Vale Fertilizantes) — previously named Fertilizantes Fosfatados S.A. Fosfertil - for US$ 1,029,811,129.77.
Through its wholly-owned subsidiary Mineração Naque S.A., Vale exercised, a call option pursuant to a contract with Mosaic on February 10, 2010. This contract was part of the process of acquisition of 100% of Bunge Participações e Investimentos, publicly announced on January 27, 2010.
The acquisition of 20.27% in Vale Fertilizantes, which corresponds to 27.27% of the common shares and 16.65% of the preferred shares of such firm, was held at a price of US$ 12.0185 per shares, the same price per shares paid to Bunge Fertilizantes S.A., Fertilizantes Heringer S.A., Fertilizantes do Paraná Ltda and Yara Brasil Fertilizantes S.A., when consolidated the acquisition of these direct and indirect stakes in Vale Fertilizantes, as publicly announced on May 27, 2010, “Vale concludes important steps of the fertilizer assets acquisition”.
As a consequence of the conclusion of the acquisition, Vale now owns 78.90% of Vale Fertilizantes, which corresponds to 99.81% of its common shares and 68.24% of preferred shares.
According to our press release of May 27, 2010, Vale submitted to the Brazilian Securities Commission (CVM) approval the registration of a mandatory public offer to acquire 0.19% of the common shares held by the minority shareholders of Vale Fertilizantes.
The acquisition is consistent with our goal to become a global leader in the fertilizer business. In order to achieve this position, we have the availability of a large pipeline of projects involving potash and phosphates assets in Brazil, Argentina, Peru, Canada and Mozambique, currently under different stages of development. In July 2010, the phosphate rock mine of Bayóvar, Peru, came on stream. It is a world-class asset and the first greenfield project completed by Vale in the fertilizer business.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: September 29, 2010		Roberto Castello Branco
Director of Investor Relations